Exhibit 99.1

From Exploration to Commercial Production
Minefinders Annual Report 2009

THE YEAR IN REVIEW:

[ ]	Inauguration of Dolores Mine in February
[ ]	Commencement of commercial production in May
[ ]	Relocation of old Dolores village completed in August
[ ]	New mineralized zone discovered at La Bolsa and first NI 43-101 compliant resource determined for the La Bolsa property in September
[ ]	Initiated pre-feasibility studies for the Dolores mill addition and the La Bolsa mine
[ ]	Bought deal financing completed
[ ]	Consolidation of La Virginia gold and silver district
[ ]	Positive operating cash flow of over $10 million achieved in 2009
[ ]	Fourth quarter the first profitable quarter in the Company’s history, with net income of over $4 million or $.07 per share

Forward-Looking Statements:

This annual report contains certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2009 and under the heading “Risks and Uncertainties” in Management’s Discussion and Analysis for the year ended December 31, 2009, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward-looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Minefinders Corporation Ltd. – Annual Report 2009
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REPORT TO SHAREHOLDERS

In last year’s report to shareholders we reviewed the history of the Dolores gold and silver mine located in Chihuahua, Mexico. In taking a raw exploration project from discovery to development, construction and, in late 2008, the initial production stage, Minefinders has accomplished what most exploration companies fail to do. We moved into the commissioning phase in 2009 and, in May, we achieved commercial production from our first mine. A significant accomplishment for any mining company.

The Challenge of Mining

Moving Dolores forward to commercial production was a challenge, one successfully met by the Company’s exploration, development and operation teams. Now that we are in full commercial production we will face a different set of challenges, which I am confident we will meet as we continue to grow our company in the coming years.

It took us close to three years to build, commission and commercially produce from what is now an 18,000 tonnes per day, open pit, heap leach mine. Our onsite facilities include a 300 person operations camp, an office complex, assay laboratory, maintenance shops, and power stations. We have also built community housing, a school, a community centre, a church, and other infrastructure for local residents.

2009 Operating Results

Production during the first year ramp-up period for the Dolores Mine totaled 77,264 ounces of gold and 1,318,245 ounces of silver. In 2009, 75,126 ounces of gold and 1,285,721 ounces of silver were sold resulting in sales proceeds of US$94 million. Average realized prices per ounce of gold and silver sold were $993.48 and $15.09, respectively. The total cash cost of producing the blended aggregate 94,676 gold equivalent ounces sold was $576 per gold equivalent ounce.

We had forecast gold and silver production to be higher and costs to be lower than what we achieved and are disappointed that we did not meet our targets. Significant contributing factors affecting production for the year included an eight-month delay in completing the relocation of the old Dolores village, mechanical problems with equipment, and working out the normal start-up bugs that occur with any new mining operation. We successfully identified and mitigated most of the mechanical issues while we were still cutting our teeth as operators.

We also had lower than anticipated grades for gold and silver from mining operations due, in part, to our inability to access the phase 2 portion of the pit because of the delay in moving the village.

Late in 2009, we were able to accelerate the construction of haul roads and pre-stripping to expose the high-grade central dome in the phase 2 area of the deposit. Access to this higher grade ore began in November 2009 and we expect to enjoy the benefit of higher production and lower cash costs beginning in the second quarter of 2010.

2009 Financial Performance

We began 2009 with $26 million in cash and cash equivalents and $24.8 million in net working capital. We had $60 million in bank debt as well as $85 million in 4.5 per cent unsecured convertible notes. During the year we had the benefit of revenue from operations and the infusion of $60 million in net proceeds from an equity financing announced in the third quarter.

At year end 2009, our cash position was $30 million and we had no bank debt. The only material liability that we face is the convertible note debt. Due on December 15, 2011, the notes are convertible into common shares of the Company at approximately $10.88 per share. While we acknowledge that a balance sheet can never be too clean, we have made important strides to achieving our goal of managing debt responsibly.

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While we did not report a profit for the full year in 2009, we are pleased that in the fourth quarter we enjoyed the first profitable quarter in the Company’s history, with net income of more than $4 million or $0.07 per share.

Outlook for 2010

In 2010 we expect to produce approximately 91,000 to 100,500 ounces of gold and 2.33 million to 2.595 million ounces of silver from the Dolores Mine. We are targeting a blended cash operating cost of $430 to $470 per gold equivalent ounce.

We have additional tasks ahead of us in 2010 and each will carry its array of daunting challenges. At Dolores, we are evaluating the feasibility of building a mill to process high-grade ore and recover gold and silver on a significantly more cost efficient basis. We must consider the desirability of making what promise to be substantial capital outlays against the prospect of securing greater metal production. We need to be certain that we build efficiently and measure the wisdom of making a substantial capital commitment while keeping a watchful eye on commodity price performance and a responsible outlook for what those prices might be in the intermediate and long term.

We will not otherwise be idle. We have an NI 43-101 compliant report in hand for the La Bolsa project in the Northern Sonora area of Mexico. This project, while not nearly as large as Dolores, presents an attractive opportunity to produce approximately 40 to 50 thousand ounces of gold each year over a mine life of five years. We are assessing the capital requirements for La Bolsa and the advisability of proceeding with a construction and operating plan.

We consolidated our mineral and surface rights at the La Virginia project, also in the Sonora area of Mexico, and intend to test mineralized targets already identified and explore additional targets.

We continued to evaluate other opportunities in 2009 with the goal of acquiring additional high-quality projects to continue building our company, utilizing our exploration and development expertise.

One More Word

We are encouraged by the support of our shareholders, both institutional and retail. Many have been long-term holders while others are new to Minefinders.

We are also grateful to the women and men who work for us at Dolores and elsewhere. Without the dedicated support of our employees there would be no company. With them we look forward to a successful 2010 and many exciting years and opportunities beyond.

/s/ Mark H. Bailey

Mark H. Bailey
President and Chief Executive Officer

March 3, 2010

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THE DOLORES MINE

The Company’s Dolores gold and silver mine, located in Chihuahua, Mexico, commenced pre-commercial production of gold and silver in the fourth quarter of 2008 and was officially inaugurated in February 2009. Commercial production was achieved as of May 1, 2009 with 77,264 ounces of gold and 1,318,245 ounces of silver produced in 2009.

Successfully transitioning from a development project to a producing mine is a challenging endeavour for even the larger and more established gold producers and the Dolores Mine has been no exception. Delays in relocating the old Dolores village required revisions to the mine plan that negatively affected the grade and the number of ounces of gold and silver produced in its first year. In addition, fabrication issues with the new crushing equipment beset the mine during the year reducing crusher throughput to levels significantly below the expected 18,000 tonnes per day.

A significant effort on the part of the Dolores Mine management and workforce was directed at resolving these issues during the year. Relocation of the village was completed in the third quarter of 2009 allowing access to the phase 2 area of the deposit, where pre-stripping activities were completed in December. Access to the higher grade ore in this area will have a positive effect on gold and silver production and unit costs, beginning in the second quarter of 2010.

The issues restricting crusher throughput have also been largely resolved. Remediation work conducted during the third quarter has resulted in crushing throughput increasing to the design rate of approximately 18,000 tonnes per day during the fourth quarter.

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The Company is just getting started at the Dolores Mine, with steady state production recoveries expected by the third quarter of 2010. The current life of mine plan calls for production of more than 1.7 million ounces of gold and 65 million ounces of silver over a mine life of 15.5 years from proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver.

During the third quarter, work was started on a pre-feasibility study of the economic viability of adding a mill at the mine. The mill would treat high-grade ore from the open pit, process additional underground ore in the future and increase overall mine production capacity. The current open pit mine plan and Dolores Mine economics do not take into account significant high grade gold mineralization that occurs below, and up to one kilometre peripheral to, the open pit or the potential for increased gold and silver production that would result from processing high grade open pit ore through a mill. The higher recoveries from ore processed through a mill could have a positive effect on the long-term Dolores economics.

A number of promising exploration targets have also been identified on the Dolores Mine concessions. With the mine now in production, the Company has refocused on exploration and testing of mineralized deposits adjacent to the main deposit. An 18,000-metre drilling program with a budget of $2.5 million is presently underway to expand resources and reserves at Dolores. With the limited work to date, there appear to be significant opportunities to increase current reserves at Dolores.

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EXPLORATION

The Company has a number of exploration properties in the State of Sonora in Mexico. During 2009 exploration activities focused on the La Bolsa property. Step-out drilling in the first half of 2009 encountered a new zone of gold and silver mineralization and significantly expanded the mineralized zone at La Bolsa. Drilling results from the 165 drill holes completed prior to September 2009 were incorporated into an updated resource model and reported in a National Instrument 43-101 compliant technical report filed on October 21, 2009. The new resource includes 360,000 ounces of gold and 4.8 million ounces of silver in the measured and indicated categories with an additional 47,000 ounces of gold and 480,000 ounces of silver classified as inferred resources. A pre-feasibility study of the economic viability of a mine at the La Bolsa property is underway and drilling continues to expand on the resource base.

Work was also done at the La Virginia property, which had been identified as an area of interest in 2007. During the year the Company consolidated all mineral and surface rights necessary to drill and test mineralized targets in the district and explore additional targets.

A first-phase drilling program with a budget of $1.4 million has been approved and work will be started in the first quarter of 2010.

The Company has other early-stage exploration interests in northern Mexico and in the United States and continues to actively stake new grass roots projects and investigate more advanced projects for acquisition.

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SOCIAL RESPONSIBILITY

Minefinders is a socially responsible company and recognizes the need to establish good relationships within the local communities where we operate and to adhere to high standards in respect of environmental and safety matters. We are committed to working with residents of those communities, our employees, and contractors to encourage social and economic development in ways that are mutually beneficial.

In February 2009, Compañía Minera Dolores, a wholly-owned Mexican subsidiary of Minefinders, was recognized as a “Socially Responsible Company” by the Mexican Philanthropic Center, a non-governmental organization dedicated to the promotion of socially responsible organizations.

The Company adheres to sound environmental management practices and undertakes all mining, exploration and development activities with consideration for their environmental impact and, at the end of a project, ensures reclamation is responsibly undertaken.

The health, safety and skill of all our employees and contractors are critical to efficient, low cost operations and a productive work environment. At the Dolores Mine a mandatory safety training program has been established and employees are empowered to identify and implement measures to improve safety practices. Safety standards are strictly enforced.

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Minefinders Corporation Ltd. Management’s Discussion and Analysis
December 31, 2009

This discussion and analysis is for the year ended December 31, 2009, with comparisons to 2008. Unless otherwise noted, all information is current to February 25, 2010, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the consolidated financial statements of Minefinders Corporation Ltd. (“Minefinders” or the “Company” or “we” or “our”) for the year ended December 31, 2009 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including our Annual Information Form for the year ended December 31, 2009, is available on SEDAR at www.sedar.com.

Company Overview

Minefinders is engaged in precious metals mining and exploration. Commercial production of gold and silver commenced May 1, 2009 at our wholly-owned Dolores Mine in Mexico. Pre-commercial production commenced at Dolores in November 2008. The Dolores Mine has a well defined mineral deposit estimated at December 31, 2008 to contain proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver with exploration upside and an initial open pit mine life of over 15 years. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit. The addition of a mill at Dolores is being evaluated in a pre-feasibility study currently in process.

Minefinders also has exploration properties in Mexico and the United States at various stages of advancement, including the La Bolsa gold deposit containing over 360,000 ounces of gold and 4.8 million ounces of silver in measured and indicated resources, prospective silver targets at Planchas de Plata and Real Viejo and three new highly prospective properties, including the La Virginia gold and silver district, all in Sonora, Mexico. Drilling is continuing at La Bolsa to better understand the size potential and nature of the resource and a pre-feasibility study is in progress to evaluate the economics of developing the deposit.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE Amex (symbol MFN).

2009 Highlights

Production

  Commencement of commercial production at Dolores in May, 2009.

  Gold production of 77,264 ounces in 2009 including 20,960 ounces produced in the fourth quarter.

  Silver production of 1,318,245 ounces in 2009 including 296,992 ounces produced in the fourth quarter.

  An increase in average crusher throughput during the fourth quarter to the planned average rate of 18,000 tonnes stacked per day compared to an average of 14,500 tonnes stacked per day over the three preceding quarters.

  Relocation of the old Dolores village completed, allowing access to the phase 2 area of the deposit where pre-stripping activities were completed in December and initial ore extraction has commenced.

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Financial

  2009 sales proceeds of $94.0 million including $27.8 million in the fourth quarter.

  2009 net loss of $4.3 million, or $0.07 per share and net income of $4.3 million in the fourth quarter, or $0.07 per share.

  Full repayment of the $60 million outstanding on the revolving credit facility during 2009.

  Positive operating cash flow after changes in non-cash working capital of $10.0 million on a consolidated basis achieved in 2009.

  Completion of a bought deal financing for net proceeds of $60.0 million during the third quarter including closing of the over-allotment option in October 2009.

  Working capital of $53.0 million at December 31, 2009, up from $24.8 million at December 31, 2008.

Exploration and Development

  Significant expansion of the mineralized zone at the La Bolsa property as a result of the 2009 drill program.

  Completed an initial NI 43-101 compliant resource model for the La Bolsa property including 360,000 ounces of gold and 4.8 million ounces of silver in measured and indicated resources with the technical report filed on October 21, 2009.

  Commenced a pre-feasibility study of the economic viability of a mine at the La Bolsa property with results expected to be available in the first quarter of 2010.

  Commenced work on a pre-feasibility study for the addition of a mill at the Dolores Mine with results expected to be available in the first quarter of 2010.

  Initiated an exploration drill program at Dolores to expand on previously identified mineralized zones peripheral to and beneath the open pit resource.

  Consolidation of all mineral rights and surface rights necessary to drill and test the La Virginia gold/silver district in Sonora, Mexico.

Outlook

2010 Production and Cash Costs

For the 2010 year, Minefinders expects to produce and sell approximately 91,000 to 100,500 ounces of gold and 2.3 million to 2.6 million ounces of silver at cash operating costs of between $430 and $470 per gold-equivalent ounce assuming a 65 to one silver to gold ratio. Operating cash cost per ounce is determined on a sales basis and excludes royalties. See the Non-GAAP Measure section on page 25 of this discussion and analysis for further discussion of operating cash costs.

Gold and silver production is expected to trend up quarter to quarter through 2010 primarily due to increasing ore grades during the year as well as volume and duration of ore under leach. In addition, cash operating costs per gold equivalent ounce sold are expected to trend down during the year with the increasing production. The production forecast contemplates crushing and stacking at 18,000 ore tonnes per day. Gold and silver grades of ore tonnes stacked in the first quarter of 2010 are expected to average 0.46 grams per tonne and 23.4 grams per tonne, respectively, increasing through 2010 as the mining area expands and higher grade ore is accessed. Gold and silver grades are expected to average 0.71 grams per tonne gold and 44.2 grams per tonne silver for the full year.

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Minefinders Corporation Ltd. Management’s Discussion and Analysis
December 31, 2009

As a result of delays attributable to final relocation of the Dolores village, the first ore from the phase 2 central dome area of the deposit was not mined until November of 2009. The 2010 production outlook reflects access to higher grade ore in this area. Pre-stripping activities on phase 3 in the first half of the year will expand the mineable area in the pit further contributing to increasing gold and silver grades and associated gold and silver production in the third and fourth quarters.

All production from the Dolores Mine is unhedged. The following table provides a summary of forecast quarterly gold and silver production and associated cash operating costs for 2010.

	Q1	Q2	Q3	Q4	2010
Gold ounces produced	16,000 – 18,000	20,000 – 22,000	27,500 – 30,000	27,500 – 30,500	91,000 – 100,500
Silver ounces produced	280,000 – 315,000	400,000 – 450,000	700,000 – 770,000	950,000 – 1,060,000	2,330,000 – 2,595,000
Cash operating cost per gold equivalent ounce	$585 – $630	$435 – $475	$390 – $425	$390 – $425	$430 – $470

Dolores Mine

Minefinders is conducting work on a pre-feasibility study, including preliminary planning and design, on the construction of a mill at the Dolores Mine. The mill would treat high-grade ore from the open pit, process additional underground ore and increase production capacity. The study is scheduled for completion in the first quarter of 2010.

The current open-pit mine plan and Dolores Mine economics do not take into account significant high-grade gold mineralization that occurs below and up to one kilometre peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies conducted in the preparation of the Dolores feasibility study have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. Expected heap-leach recoveries are 72.25% for gold and 50.8% for silver and, consequently, the higher recoveries from ore processed through a mill could have a positive effect on the long-term Dolores economics.

A drill program using one diamond core rig and one reverse-circulation rig was initiated at Dolores in October 2009 to investigate mineralized targets including expansion of the East Dike mineralization, extension of the mineralization south of the current open pit mine and mineralization beneath the open pit that could be mined from underground.

La Bolsa Property

Step-out drilling in the first half of 2009 encountered a significant new zone of gold and silver mineralization approximately 200 metres east of the current La Bolsa resource. These results represent a significant expansion of the mineralized zone at La Bolsa and additional drilling is underway to assess the extent and full potential of this newly discovered mineralization. Two core drill rigs are presently drilling infill and step-out holes to expand the current resource.

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Drilling results from the 165 drill holes (81 reverse-circulation holes and 84 core holes) completed prior to September 2009 at the La Bolsa property have been incorporated into an updated resource model reported in a National Instrument 43-101 compliant technical report filed in October, 2009. This is the first NI 43-101 compliant resource for the La Bolsa property.

Minefinders is conducting a pre-feasibility study of the economic viability of a mine at the La Bolsa property with results expected in the first quarter of 2010. The updated resource and subsequent drilling results will be used as the basis for construction of a reserve block model to be used in the study. The shallow dip of the majority of mineralization in close proximity to the surface and favourable metallurgical characteristics suggest a mine plan that will incorporate low-cost open-pit mining in combination with simple heap-leach recovery of gold and silver.

Liquidity

The Company had working capital of $53.0 million and long term debt, consisting entirely of convertible notes, of $71.4 million at December 31, 2009.

With the commencement of commercial production at the Dolores Mine in May 2009, the Company meets its cash requirements from the net proceeds from the sale of gold and silver, working capital on hand and funds available through its revolving credit facility.

Estimated capital expenditures in 2010 total $29.5 million and consist primarily of planned leach pad expansion, pre-stripping activities and dam construction at the Dolores Mine. The Company plans to fund these expenditures with cash on hand and operating cash flow from the Dolores Mine.

Management acknowledges the recent volatility in gold and silver prices and the unprecedented disruptions in the credit and financial markets. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for operations should it be considered necessary.

In light of the current challenging financial market conditions, management is taking the prudent measure of reviewing planned capital and exploration expenditures, current and expected operating cash flows and debt repayment schedules to preserve cash resources where possible.

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Minefinders Corporation Ltd. Management’s Discussion and Analysis
December 31, 2009

Summary Financial and Operating Performance(1)

In millions, except ounces, per share amounts, total cash costs and average realized prices.

	2009	2008	2007
Gold ounces sold	75,126	2,440	-
Silver ounces sold	1,285,721	42,800	-
Gold equivalent ounces sold(2)	94,676	2,982	-
Sales proceeds	$94.0	$2.5	$-

Gold ounces produced	77,264	3,093	-
Silver ounces produced	1,318,245	57,378	-

Revenue	$75.2	$-	$-
Net loss	4.3	29.1	19.2
Net loss per share	0.07	0.58	0.39
Cash flow provided by (used in) operating activities	10.0	(24.1)	(23.1)

Total cash cost per gold equivalent ounce sold(3)	576	-	-
Total cash cost per gold ounce sold, net of silver credit(3)	467	-	-
Average realized price per gold ounce sold	993	843	-
Average realized price per silver ounce sold	15.09	10.69	-

	December 31, 2009	December 31, 2008
Cash and cash equivalents	$30.4	$26.0
Working capital	53.0	24.8
Long-term debt	71.4	115.4
Shareholders’ equity	196.0	135.8

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009 and commercial operations effective May 1, 2009.

(2)	Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price.
Gold equivalent ounces sold in the fourth quarter and in the twelve-month period were estimated using a 62 to 1 silver to gold ratio and a 66 to 1 silver to gold ratio, respectively.

(3)	See the Non-GAAP Measure section on page 25. Cost per ounce has not been determined for 2008 as material sales of gold and silver had not yet commenced.

Prior to the commencement of commercial production at the Dolores Mine, operating costs, net of incidental revenues, were capitalized as mine development costs. Accordingly, for the year ended December 31, 2009, of the $94.0 million in sales proceeds (2008 - $2.5), $75.2 million was recorded as revenue (2008 – $ nil) and $18.8 million reduced mineral property, plant and equipment (2008 - $2.5). In addition, operating costs incurred after the start of commercial production were charged to operations and operating costs incurred prior to commercial production were capitalized to mineral property, plant and equipment.

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Production Results

Production Summary(1)

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	2009
Gold ounces produced	20,960	18,799	23,336	14,169	77,264
Silver ounces produced	296,992	318,878	419,946	282,429	1,318,245

Ore tonnes mined	1,433,644	1,280,402	1,844,948	1,814,154	6,373,148
Waste tonnes mined(2)	3,399,425	4,749,709	4,741,054	4,888,558	17,778,746
Total tonnes mined(2)	4,833,069	6,030,111	6,586,002	6,702,712	24,151,894
Strip ratio (waste to ore)(2)	2.37	3.70	2.57	2.69	2.79

Ore tonnes stockpiled (removed from stockpile)	(174,848)	(14,620)	483,111	510,772	804,415

Ore tonnes stacked on the pad	1,620,289	1,278,791	1,373,935	1,272,577	5,545,592
Average gold grade per tonne stacked(3)	0.61	0.67	0.76	0.79	0.70
Average silver grade per tonne stacked(3)	18.00	18.07	20.77	27.08	20.58

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009 and commercial operations effective May 1, 2009.

(2)	Excludes 2,388,428 capitalized pre-stripping tonnes mined during 2009

(3)	Grams per tonne

Production results are disclosed on a quarterly basis as the Company had not commenced material production of gold and silver in 2008. During the fourth quarter, Minefinders revised its previously reported 2009 production outlook to approximately 1.4 million ounces of silver and 80,000 ounces of gold. Actual production for 2009 was 77,264 ounces of gold and 1,318,245 ounces of silver.

Gold and silver production increased in the fourth quarter as compared to the third quarter primarily due to increased crusher throughput during the quarter resulting in 27% more ore tonnes stacked to the leach pad. The fourth quarter is the first quarter in which crusher throughput has approximated the planned rate of 18,000 tonnes per day. Gold and silver production in the third quarter decreased as compared to the second quarter of 2009 due to less ore tonnes stacked to the leach pad during the third quarter and a lower average grade per tonne stacked. The increase in gold and silver production from the first quarter of 2009 is due to the increase in the aggregate volume of ore under leach and the increase in time under leach.

During the first and second quarter of 2009, the volume of ore mined exceeded crusher throughput and excess tonnes were stockpiled for future processing. During the third and fourth quarter, stockpiled tonnes were processed to supplement the reduction in mined ore tonnes realized from the north end of the pit as mining transitioned from the north end of the pit to mining in the central dome area, where initial mining includes required pre-stripping.

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Minefinders Corporation Ltd. Management’s Discussion and Analysis
December 31, 2009

Ore tonnes crushed and stacked increased to the planned 18,000 tonnes per day during the fourth quarter and averaged over 17,600 tonnes per day, up from approximately 14,000 tonnes per day in the third quarter of 2009, 15,000 tonnes per day in the second quarter and 14,100 tonnes per day in the first quarter of 2009. For the full year, ore tonnes crushed and stacked averaged approximately 15,200 tonnes per day or 84% of the planned average ore throughput of 18,000 tonnes per day.

Crusher throughput has trended under plan during the year primarily due to fabrication issues with one of the three tertiary screens and other less significant commissioning deficiencies. These issues persisted through the first and second quarters despite remediation efforts by Minefinders and the supplier. During the third quarter, a comprehensive assessment and repair was initiated. The required repairs further affected throughput in July and August with throughput during those two months averaging approximately 13,000 tonnes per day. However, subsequent to the repairs in July and August, average throughput increased in September to over 16,000 tonnes per day and to planned rates during the fourth quarter. The remaining screen repairs are scheduled for the first quarter of 2010 and Minefinders expects crusher throughput to average plan rates during 2010.

In general, gold and silver grades mined in 2009 trended slightly below expectation, particularly with respect to silver. As estimated in the National Instrument 43-101 technical report dated March 25, 2008 (prepared by Gustavson and Associates of Denver, Colorado), the life of mine average grades at the Dolores Mine are 0.765 grams of gold per tonne and 39.7 grams of silver per tonne. Mining in the fourth quarter of 2008 and through 2009 was restricted to the north end of the open pit which is characterized by narrow structures with gold grades approximating the life of mine average and silver grades trending below the life of mine average. Silver grade of ore tonnes stacked to the leach pad is expected to increase significantly through 2010 as mining advances in the higher grade central dome area of the deposit.

The delay in relocating the old Dolores village and associated delay in access to the higher grade phase 2 area of the pit necessitated mining in the relatively lower grade portions of phase 1 and phase 4 in the north end of the pit through the fourth quarter. The average gold and silver grades of tonnes stacked on the leach pad during the third and fourth quarters of 2009 were negatively affected by mining in low grade shallow portions of phase 4 in the very north end of the pit as well as rehandling of relatively low-grade stockpile material to supplement the ore feed while pre-stripping activities were undertaken in phase 2.

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Financial Results

Financial results include comparisons of sales and operating costs on a quarterly basis in 2009 as the Company had not commenced material production of gold and silver in 2008.

Sales and Operating Costs Summary(1)

In millions, except ounces, operating cash costs and total cash costs.

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	2009
Gold ounces sold	20,400	19,305	22,108	13,313	75,126
Silver ounces sold	293,560	349,248	369,532	273,381	1,285,721
Gold equivalent ounces sold(2)	25,131	24,689	27,704	17,152	94,676

Gold sales proceeds	$22.6	$18.8	$20.7	$12.5	$74.6
Silver sales proceeds	5.2	5.3	5.3	3.6	19.4
Total sales proceeds	27.8	24.1	26.0	16.1	94.0

Revenue	27.8	24.1	23.3	-	75.2
Operating costs	14.9	14.5	12.3	-	41.7
Royalties	0.8	0.7	0.7	-	2.2

Operating cash cost per gold equivalent ounce sold(3)	593	587	527	472	550
Total cash cost per gold equivalent ounce sold(3)	625	616	552	484	576
Operating cash cost per gold ounce, net of silver credit(3)	475	477	421	338	435
Total cash cost per gold ounce, net of silver credit(3)	515	513	452	353	467

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009 and commercial operations effective May 1, 2009.

(2)	Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price.
Gold equivalent ounces sold in the fourth quarter and in the twelve month period were estimated using a 62 to 1 silver to gold ratio and a 66 to 1 silver to gold ratio, respectively.

(3)	See the Non-GAAP Measure section on page 25.

Revenue

Revenue recorded to the statement of operations for 2009 is attributable to gold and silver sales made during commercial production, which commenced on May 1, 2009. No revenue was recorded to the statement of operations for periods prior to May 1, 2009. Sales volume for the fourth quarter of 2009 was 20,400 ounces of gold at a realized price of $1,108 per ounce and 293,560 ounces of silver at a realized price of $17.71 per ounce. Sales volumes for May through December 2009 were 59,495 ounces of gold at a realized price of $1,009 per ounce and 968,211 ounces of silver at a realized price of $15.62 per ounce.

Minefinders Corporation Ltd. – Annual Report 2009
15

Minefinders Corporation Ltd. Management’s Discussion and Analysis
December 31, 2009

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, fluctuation of the United States dollar against other major currencies and certain other factors. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations. The Company does not engage in any hedging to reduce its exposure to commodity risk.

Gold and silver prices below are the afternoon fix as published by the London Bullion Market Association:

		Dec 31, 2009	Sept 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008
Gold	End of quarter	$1,087.50	$995.75	$934.50	$916.50	$869.75
	Quarter high	1,212.50	1,018.50	981.75	989.00	903.50
	Quarter low	1,003.50	908.50	870.25	810.00	712.50
	Average	1,099.63	960.00	922.18	905.36	794.52
Silver	End of quarter	16.99	16.45	13.94	13.11	10.79
	Quarter high	19.18	17.38	15.97	14.39	12.28
	Quarter low	16.21	12.47	11.98	10.51	8.88
	Average	17.57	14.69	13.76	12.60	10.20

Operating Expenses(1)

In millions, per tonne amounts.

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	YTD 2009
Total mining costs(2)	$5.9	$6.6	$7.1	$5.8	$25.4
Total processing costs	5.8	5.2	5.7	4.2	20.9
Total mine general and administrative costs	4.2	3.6	3.6	2.1	13.5
Change in inventory	(1.0)	(0.9)	(1.8)	(4.0)	(7.7)
Total operating expenses	14.9	14.5	14.6	8.1	52.1

Mining cost per tonne mined (ore and waste)	1.22	1.09	1.08	0.87	1.05
Mining cost per ore tonne mined	4.12	5.15	3.85	3.20	3.99
Processing cost per ore tonne stacked	3.58	4.07	4.15	3.30	3.77
Mine general and administrative cost per ore tonne stacked	2.59	2.82	2.62	1.65	2.43
Total period cost per ore tonne stacked	10.29	12.04	10.62	8.15	10.19

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009 and commercial operations effective May 1, 2009.

(2)	Excludes capitalized pre-stripping costs of $2.9 million

Minefinders Corporation Ltd. – Annual Report 2009
16

Operating expenses recorded to the statement of operations for 2009 represent operating expenses attributable to gold and silver sales made during commercial production, which commenced on May 1, 2009. No operating costs were recorded to the statement of operations for periods prior to May 1, 2009.

Mining cost per tonne of ore and waste mined was $1.22 in the fourth quarter and $1.05 for the year. Mining cost per tonne increased in the fourth quarter from the prior three quarters due to increasing maintenance costs as mining equipment reached usage levels requiring more comprehensive maintenance, stockpile re-handle costs and inefficiencies associated with mining in the narrow north end of the pit. Mining cost per tonne of ore mined was $4.12 in the fourth quarter and $3.99 for the year.

Processing costs include operating and maintenance costs associated with the crushing, stacking, and leaching of ore and gold and silver recovery in the Merrill Crowe plant. Processing cost per tonne of ore stacked was $3.58 in the fourth quarter of 2009 and $3.77 for the year. Processing cost per tonne stacked during the first nine months of 2009 was negatively affected by the lower than plan crusher throughput due to fabrication issues with one of the three tertiary screens and other less significant commissioning deficiencies as previously noted. Processing cost per tonne stacked decreased in the fourth quarter with the increasing crusher throughput and lower maintenance costs subsequent to the third quarter repairs.

Mine general and administrative cost per tonne of ore stacked was $2.59 in the fourth quarter and $2.43 for the year. Mine general and administrative cost per tonne in 2009 includes start-up costs, community relations costs and other costs associated with the relocation of the old Dolores village that are not expected to recur. Mine general and administrative cost per tonne of ore stacked during 2009 has also been negatively affected by the lower than plan crusher throughput during the first three quarters of the year.

The change in inventory charged to operations represents the net effect of additions to ore stockpiles, work in process and finished goods inventory less inventory processed during the period.

Cash operating cost per gold equivalent ounce sold was $593 in the fourth quarter of 2009 and $550 for the year. Minefinders expects the operating cash cost per ounce to decrease in 2010 as higher-cost in-process inventory is produced and sold, gold and silver grades increase and per ore tonne costs decrease as a result of increased crusher throughput and lower operating costs.

Royalties

Production from the Dolores Mine is subject to underlying net smelter return royalties totalling 3.25% on gold and 2% on silver. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009 on the commencement of commercial production at the Dolores Mine. Pre-commercial production royalties of $0.2 million have been capitalized to mineral property, plant and equipment in compliance with the Company’s accounting policy. Accordingly, royalties of $2.2 million charged to operations for the year represent royalties attributable to gold and silver sales starting in May 2009.

Royalties represent a cash cost of $30 per gold equivalent ounce sold during the May through December, 2009 commercial production period.

Minefinders Corporation Ltd. – Annual Report 2009
17

Minefinders Corporation Ltd. Management’s Discussion and Analysis
December 31, 2009

Amortization and Depletion

Amortization and depletion for the year increased to $10.4 million in 2009 from $0.3 million in 2008. The increase is due to the commencement of commercial production at the Dolores Mine with the applicable amortization and depletion of property, plant and equipment being charged to operations.

Accretion of Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2009 to be $3.4 million. Accretion expense, which represents the increase in the asset retirement obligation liability due to the passage of time, for each of the years ending December 31, 2009 and 2008, was less than $0.2 million.

Exploration

Exploration expense was $4.8 million in 2009, down from $5.4 million in 2008. Exploration drilling in 2009 has been primarily focused on the La Bolsa property and the assessment of the viability and projected returns from construction of a mining operation at La Bolsa. Preparation of a pre-feasibility study on the La Bolsa property commenced during the second quarter. A National Instrument 43-101 compliant updated resource for La Bolsa was reported during the third quarter and an associated technical report was filed on SEDAR on October 21, 2009. The new resource includes 360,000 ounces of gold and 4.8 million ounces of silver in the measured and indicated categories with an additional 47,000 ounces of gold and 480,000 ounces of silver classified as inferred resources.

The Company also did work at the La Virginia property in 2009. During the year the Company consolidated all mineral and surface rights necessary to drill and test mineralized targets in the district and explore additional targets. A drilling and testing program has been developed and work will commence in 2010. Additionally, Minefinders continued to acquire surface and mineral rights within other project/target areas in the Sierra Madre of northern Mexico in conjunction with continued reconnaissance, evaluation, and detailed sampling and mapping. Approximately 120,000 hectares of mineral rights within the state of Sonora, Mexico are currently controlled by the Company. Minefinders is also reviewing other advanced opportunities throughout Mexico.

Corporate Administration

Corporate administration expense in 2009 was $7.4 million compared with $8.7 million in 2008. Corporate administration costs include corporate compensation, legal and regulatory expenses, investor relations, travel and other general and administrative expenses. In 2009, $2.0 million of legal costs are included in corporate administration expense of which $1.7 million related to arbitration and community relations is expected to be non-recurring.

In October 2009, the Company reached a settlement with Ausenco International Pty Ltd. of Brisbane, Australia and a related company, Ausenco Americas LLC (collectively “Ausenco”) concerning the previously reported binding arbitration process that commenced in May 2008. The settlement agreement resolves and terminates all other claims, causes of action, rights and other remedies that the Company and Ausenco have or may have against each other that were contemplated by the arbitration.

Minefinders Corporation Ltd. – Annual Report 2009
18

As a result of the settlement, the Company received a net amount of cash and did not have to pay an accrued amount payable to Ausenco. The net recovery was recorded as a reduction to mineral property, plant and equipment in the Company's December 31, 2009 year-end financial statements. Legal and other costs associated with the arbitration and subsequent settlement were $1.1 million in 2009 compared with a negligible amount in 2008.

Corporate legal and other costs primarily associated with community relations activities were $0.6 million in 2009, down from $1.9 million in 2008.

Stock Option Compensation

The Company recognized $3.4 million of stock based compensation expense in 2009, all of which was charged to operations. This represented a decrease from $3.7 million in 2008, of which $2.8 million was charged to operations and $0.9 million was capitalized to mineral property, plant and equipment.

Interest and Other Income

Interest income in 2009 was $0.2 million, down from $0.8 million in 2008. The decrease is primarily a result of lower consolidated average interest rates during the year and lower value added tax outstanding in Mexico.

Interest Expense and Financing Fees

Interest is paid on the 4.5% convertible notes issued in October of 2006 and the balance outstanding on the revolving credit facility with Scotia Capital. As a result of lower average interest rates on the revolving credit facility, $5.6 million of interest expense and financing fees were incurred on the convertible notes and revolving credit facility in 2009, down from $5.9 million incurred in 2008. The decrease in interest rates was partially offset by a higher average balance outstanding on the credit facility in 2009 as compared to 2008.

Accretion of Convertible Note Discount

Minefinders has unsecured senior convertible notes outstanding with a face value of $85 million with an interest rate of 4.5% maturing on December 15, 2011 (the “Notes”). The Notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($27.4 million) which is classified as an equity component. As a result, the recorded liability to repay the Notes is lower than its face value. The difference between the carrying value and the face value of $13.6 million, characterized as the note discount, is charged to operations and added to the liability over the term of the notes using the effective interest rate of 14.26%. Accretion of the convertible note discount was $6.0 million in 2009 up from $5.4 million in 2008.

Foreign Exchange Gain and Loss

Minefinders recorded a foreign exchange gain of $2.4 million in 2009, compared with a loss of $1.3 million in 2008. The foreign exchange gain in 2009 primarily resulted from the increasing value of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash balances and receivables.

Minefinders Corporation Ltd. – Annual Report 2009
19

Minefinders Corporation Ltd. Management’s Discussion and Analysis
December 31, 2009

Selected Quarterly Information

The following table presents selected unaudited quarterly results of operations in accordance with Canadian GAAP for each of the last eight quarters:

In millions, except ounces and per share amounts.

	Dec 31, 2009	Sept 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sept 30, 2008	June 30, 2008	Mar 31, 2008
Gold ounces sold	20,400	19,305	22,108	13,313	2,440	-	-	-
Silver ounces sold	293,560	349,248	369,532	273,381	42,800	-	-	-
Revenue	$27.8	$24.1	$23.3	$-	$-	$-	$-	$-
Operating costs	14.9	14.5	12.3	-	-	-	-	-
Royalties	0.8	0.7	0.7	-	-	-	-	-
Exploration	1.6	1.7	0.9	0.6	1.0	1.3	1.6	1.5
Corporate administration	1.3	2.1	1.7	2.3	2.8	2.3	1.6	2.0
Net income (loss)	4.3	(0.7)	(1.8)	(6.2)	(9.0)	(6.8)	(7.7)	(5.6)
Income (loss) per share – basic and diluted	0.07	(0.01)	(0.03)	(0.10)	(0.18)	(0.14)	(0.15)	(0.11)

Prior to May 1, 2009, the Company was not engaged in commercial operations at the Dolores Mine. Accordingly, variances in its quarterly results are not affected by sales or production-related factors prior to the second quarter of 2009. Prior to May 1, 2009, variances in results by quarter reflect overall corporate activity and factors which do not necessarily recur each quarter, such as charges for stock-based compensation when options are granted, interest income on fluctuating cash balances, and exploration drill programs. With commercial production achieved in the second quarter of 2009, the fourth quarter of 2009 was the first profitable quarter in the Company’s history realizing net income of $4.3 million or $0.07 per share.

Capital Resources and Liquidity

Working Capital

At December 31, 2009, the Company had $30.4 million in cash and cash equivalents, up from $26.0 million as at December 31, 2008 and working capital of $53.0 million up from $24.8 million as at December 31, 2008. The primary reason for the increase in working capital was the completion of a bought deal financing in 2009 for net proceeds of $60.0 million, cash flow from operations, a $13.3 million increase in inventory primarily reflecting the increase in gold and silver in-process inventory ahead of steady-state production and the payment in full of the $60.0 million revolving credit facility of which $10.0 million was the current portion.

Accounts receivable as at December 31, 2009 totalled $4.2 million, down from $4.3 million as at December 31, 2008. Of the December 31, 2009 receivables, $3.7 million represents value added tax (“VAT”) paid by Minefinders on goods and services in Mexico and is refundable from the Mexican tax authorities. $10.2 million of VAT was refunded to the Company in 2009.

Minefinders Corporation Ltd. – Annual Report 2009
20

Cash Flow

Cash flow provided by operations in 2009 increased to $10.0 million, compared with cash flow used in operations of $24.1 million in 2008. The increase is due to the commencement of commercial production at the Dolores Mine with proceeds of gold and silver sales, net of cash operating costs, contributing positively to operating cash flow.

Cash flow used in investing activities was $8.2 million in 2009 as compared to $63.2 million used in investing activities in 2008. The change was due to the wind-down and completion of construction activities at Dolores. Investing cash flows in 2009 were primarily directed at the commissioning of the Dolores Mine and in pre-commercial production operating activities, in addition to investments in the leach pad expansion, village relocation, bypass road construction, and pre-stripping activities in the phase 2 central dome area of the deposit. These were offset by $18.8 million in pre-commercial production sales proceeds recorded to mineral property, plant and equipment during 2009.

Cash flows from financing activities in 2009 provided $1.1 million compared to $93.4 million provided by financing activities in 2008. During 2009, the Company repaid in full its $60.0 million revolving line of credit. This debt re-payment was more than offset by the proceeds from the bought deal financing announced in September, 2009. In 2008, Minefinders was drawing down on the revolving line of credit to construct and commission the Dolores Mine.

Long-Term Debt

At December 31, 2009 no amount was outstanding on the $60 million credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). During 2009, the Company repaid $60.0 million on the credit facility. These repayments reduced the outstanding balance from $60 million at December 31, 2008. Under the terms of the credit facility, $50.0 million remains available for drawdown until December 2010. The credit facility is secured by a pledge of the Company’s shares in its US, Mexican and Barbados subsidiaries and by physical assets at the Dolores Mine.

The Company also has unsecured senior convertible notes outstanding with a face value of $85 million and an interest rate of 4.5% maturing on December 15, 2011 (the “Notes”). The Notes are convertible at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment, into 7,812,500 common shares of the Company.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at December 31, 2009 is as follows:

	Payments Due by Period (in millions)
Contractual Obligations	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt obligations(1)	$92.6	$3.8	$88.8	$-	$-
Operating leases(2)	0.3	0.1	0.2	-	-
Asset retirement obligation(3)	9.3	-	-	-	9.3
Total	$102.2	$3.9	$89.0	$-	$9.3

(1)

In October 2006, the Company issued $85 million in convertible notes due in December, 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.

(2)	Includes existing leases without extensions.

(3)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

Minefinders Corporation Ltd. – Annual Report 2009
21

Minefinders Corporation Ltd. Management’s Discussion and Analysis
December 31, 2009

Share Capital Transactions

During 2009, 215,576 shares of the Company were issued on the exercise of stock options (2008 - 269,432 shares) for net proceeds of $1.1 million (2008 - $2.3 million).

In September, 2009, pursuant to an equity financing, the Company issued 6,200,000 common shares for net proceeds of $56.7 million. In October 2009, the underwriters exercised an over-allotment option for an additional 350,000 common shares for net proceeds of $3.3 million.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, convertible notes and the balance, if any, outstanding on the revolving credit facility.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk. Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, interest rate risk, and commodity price risk.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At December 31, 2009, the Company has not entered into any derivative contracts. At December 31, 2009 the Company had $22.6 million in US dollar denominated bank deposits, US$7.5 million in Canadian dollar denominated bank deposits and US$0.3 million in Mexican peso denominated bank deposits.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility, if any, is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. Proceeds from the sale of gold and silver are directly affected by the price of gold and silver.

Minefinders Corporation Ltd. – Annual Report 2009
22

Outstanding Share Data

As at February 25, 2010 there were:

65,783,032 common shares issued and outstanding
82.1 million common shares fully diluted, including:
-	3,938,500 stock options outstanding with exercise prices ranging between CDN$5.64 and CDN$12.46 per share, all of which are vested;
-	4,599,500 share purchase warrants outstanding with an exercise price of CDN$5.00 per share, all of which are vested; and
-	7,812,500 common shares that can be converted from convertible notes totalling $85 million. The notes are convertible at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 13 to the Financial Statements).

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Changes in Accounting Policies

Effective January 1, 2009, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) guidelines of Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Adoption of this standard had no effect on the consolidated financial statements.

Effective May 1, 2009, with the commencement of commercial production at the Dolores Mine, the Company recognizes revenue in the statement of operations. Revenue is earned primarily from the sale of gold and silver. Revenue from the sale of gold and silver is recognized when the quantity of metal sold and the sales price are fixed, title has passed to the purchaser and collection is reasonably assured.

Effective May 1, 2009, with the commencement of commercial production at the Dolores Mine, the Company incurs costs to remove overburden and other mine waste material in order to access the ore body (“stripping costs”). During the production phase of a mine, stripping costs are accounted for as variable production costs and included in the cost of inventory during the period except for stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not otherwise have been accessible. These stripping costs are capitalized to the mineral property. Capitalized stripping costs incurred during the production phase are depleted on a unit-of-production basis over the reserves that directly benefit from the specific stripping activity.

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also affect business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

Minefinders Corporation Ltd. – Annual Report 2009
23

Minefinders Corporation Ltd. Management’s Discussion and Analysis
December 31, 2009

The Company’s conversion plan consists of four primary stages including planning, assessment, design and implementation with periodic meetings with the Audit Committee to report progress and findings. The planning stage has been completed and included identifying and mobilizing the necessary resources, both internal and external, to execute the plan, establishing a conversion timeline and conducting a high level analysis of the differences between Canadian GAAP and IFRS that may be significant to the Company’s reported financial position and results of operations. With the assistance of external advisors, the assessment stage is in progress and includes conducting a detailed assessment of the effect of the transition to IFRS on financial reporting, systems and business activities.

This assessment has been completed and the Company has identified mineral property, plant and equipment, future income taxes, asset retirement obligation, and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting, processes and controls. Also as part of the assessment stage, the Company is assessing the available elections under IFRS to determine the effect of each election to the Company. This assessment is expected to be complete in the second quarter of 2010. The Company will then commence the design stage which includes completing an assessment of the IFRS estimates of the quantified effects of the anticipated changes to the financial reporting on the Company’s IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes. The implementation stage is proceeding concurrently with the assessment and design phases and includes preparing draft IFRS compliant model financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2010 and going forward. The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads, and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and assumptions of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write down the recorded value of work in process inventory.

Minefinders Corporation Ltd. – Annual Report 2009
24

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes. The equity component, representing the fair value of the conversion features, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion feature and it is not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the value of stock option compensation. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is an estimate and not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

Non-GAAP Measures

This discussion and analysis includes non-GAAP performance measures of “operating cash cost per ounce” and “total cash cost per ounce”. Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce is a measure typically reported by mining companies but is a non-GAAP measure without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce. This information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Minefinders Corporation Ltd. – Annual Report 2009
25

Minefinders Corporation Ltd. Management’s Discussion and Analysis
December 31, 2009

Reconciliation of Operating and Total Cash Costs to Financial Statements

		Q4 2009	Q3 2009	Q2 2009	Q1 2009	YTD 2009
Operating Cash Costs
	Operating costs per financial statements	14.9	14.5	12.3	-	41.7
Add	Pre-commercial operating costs capitalized to mineral property plant and equipment	0.0	0.0	2.3	8.1	10.4
	Total period operating cash costs	14.9	14.5	14.6	8.1	52.1
Divided by	Gold equivalent ounces sold	25,131	24,689	27,704	17,152	94,676

	Operating cash cost per gold equivalent ounce sold	593	587	527	472	550

Total Cash Costs
	Total period operating cash costs	14.9	14.5	14.6	8.1	52.1
Add	Royalties	0.8	0.7	0.7	-	2.2
Add	Pre-commercial royalties capitalized to mineral property, plant and equipment	-	-	-	0.2	0.2
	Total cash costs	15.7	15.2	15.3	8.3	54.5
Divided by	Gold equivalent ounces sold	25,131	24,689	27,704	17,152	94,676

	Total cash cost per gold equivalent ounce sold	625	616	552	484	576

Operating Cash Costs, Net of Silver Credit
	Total period operating cash costs	14.9	14.5	14.6	8.1	52.1
Less	Proceeds from silver sales	(5.2)	(5.3)	(5.3)	(3.6)	(19.4)
	Total period operating cash costs, net of silver sales	9.7	9.2	9.3	4.5	32.7
Divided by	Gold ounces sold	20,400	19,305	22,108	13,313	75,126

	Operating cash cost per gold ounce sold	475	477	421	338	435

Total Cash Costs, Net of Silver Credit
	Total cash costs	15.7	15.2	15.3	8.3	54.5
Less	Proceeds from silver sales	(5.2)	(5.3)	(5.3)	(3.6)	(19.4)
	Total cash costs, net of silver sales	10.5	9.9	10.0	4.7	35.1
Divided by	Gold ounces sold	20,400	19,305	22,108	13,313	75,126

	Total cash cost per gold ounce sold	515	513	452	353	467

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Minefinders Corporation Ltd. – Annual Report 2009
26

Related Party Transactions

There were no related party transactions during the year ended December 31, 2009.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009 and no material weaknesses were discovered.

The Company’s independent registered public accounting firm, KPMG LLP, has issued an auditors’ report on the effectiveness of the Company’s internal control over financial reporting.

Minefinders Corporation Ltd. – Annual Report 2009
27

Minefinders Corporation Ltd. Management’s Discussion and Analysis
December 31, 2009

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

This discussion and analysis contains certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue” or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading “Risk Factors” of Minefinders’ Annual Information Form for the year ended December 31, 2009 which is incorporated by reference herein and available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward-looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Minefinders Corporation Ltd. – Annual Report 2009
28

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties with the operation of the Dolores Mine, including protests and blockades of the mine; the availability of, and volatility of costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Minefinders Corporation Ltd. – Annual Report 2009
29

Minefinders Corporation Ltd.
Management’s Responsibility for Financial Reporting

The consolidated financial statements of Minefinders Corporation Ltd. have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgement on information currently available.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors, through the Audit Committee, is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Management’s Report on Internal Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report which appears herein.

/s/ Mark H. Bailey	/s/ Greg D. Smith

Mark H. Bailey	Greg D. Smith
President and Chief Executive Officer	Chief Financial Officer

February 25, 2010	February 25, 2010

Minefinders Corporation Ltd. – Annual Report 2009
30

Minefinders Corporation Ltd.
Auditors’ Report to the Shareholders

We have audited the accompanying consolidated balance sheet of Minefinders Corporation Ltd. (“the Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit approach provides a reasonable basis for our audit opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The consolidated financial statements for the year ended December 31, 2007 were audited by other auditors, who expressed an opinion without reservation on those statements, before the revision described in note 13(b), in their report dated March 5, 2008. We have audited the adjustments described in note 13(b) that were applied to revise the 2007 consolidated financial statements to reflect the retrospective adoption of FSP APB 14-1, Accounting For Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2007 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2007 consolidated financial statements taken as a whole.

/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada

February 25, 2010

Minefinders Corporation Ltd. – Annual Report 2009
31

Report of Independent Registered Public Accounting Firm
Auditors’ Report on Internal Control Over Financial Reporting
Under Standards of The Public Company Accounting
Oversight Board (United States)

To the Shareholders and Board of Directors of Minefinders Corporation Ltd.

We have audited Minefinders Corporation Ltd. (“the Company”)’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audit on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 25, 2010, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada

February 25, 2010

Minefinders Corporation Ltd. – Annual Report 2009
32

Minefinders Corporation Ltd.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31, 2009, with comparative figures for 2008

	2009	2008

Assets

Current assets:
Cash and cash equivalents	$30,406	$26,018
Accounts receivable (note 4)	4,219	4,266
Inventory (note 5)	25,765	12,494
Prepaid expenses	1,950	792
	62,340	43,570

Mineral property, plant and equipment (note 6)	217,874	228,252

	$280,214	$271,822

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$9,378	$8,739
Current portion of long-term debt (note 7)	–	10,000
	9,378	18,739

Long-term debt (note 7)	71,405	115,364

Asset retirement obligation (note 8)	3,445	1,913

Shareholders’ equity:
Capital stock (note 9)	272,633	210,569
Equity portion of convertible notes (note 7)	27,366	27,366
Contributed surplus	20,488	18,053
Deficit	(129,570)	(125,251)
Accumulated other comprehensive income	5,069	5,069
	195,986	135,806

Nature of operations (note 1)
Commitments (notes 6 and 12)

	$280,214	$271,822

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ Mark H. Bailey	/s/ Robert L. Leclerc

Mark H. Bailey	Robert L. Leclerc
Director	Director

Minefinders Corporation Ltd. – Annual Report 2009
33

Minefinders Corporation Ltd.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Revenue	$75,240	$ –	$ –

Expenses:
Operating expenses	41,786	–	–
Royalties	2,238	–	–
Amortization and depletion	10,401	292	560
Accretion of asset retirement obligation	160	124	101
Exploration	4,828	5,437	7,402
Corporate administration	7,442	8,661	5,698
Stock-based compensation	3,387	2,805	4,335
	70,242	17,319	18,096

Income (loss) from operations	4,998	(17,319)	(18,096)

Other income (expense):
Interest income	242	763	3,240
Interest expense and finance fees	(5,604)	(5,915)	(4,556)
Accretion of convertible note discount	(6,041)	(5,399)	(4,900)
Loss on disposal of assets	(161)	-	-
Foreign exchange	2,417	(1,250)	5,108
	(9,147)	(11,801)	(1,108)

Loss before income taxes	(4,149)	(29,120)	(19,204)

Current income tax expense	(170)	–	–

Net loss and comprehensive loss for the year	$(4,319)	$(29,120)	$(19,204)

Loss per share - basic and diluted	$(0.07)	$(0.58)	$(0.39)

Weighted average shares outstanding	60,794,266	50,198,115	48,638,885

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd. – Annual Report 2009
34

Minefinders Corporation Ltd.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

Years ended December 31, 2009, 2008 and 2007

	Shares	Capital stock	Equity portion of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive income	Total

Balance, January 1, 2007	48,022,289	$166,396	$27,366	$12,098	$(76,927)	$5,069	$134,002
Exercise of stock options	1,485,235	9,421	–	(2,639)	–	–	6,782
Stock-based compensation	–	–	–	5,840	–	–	5,840
Deficit	–	–	–	–	(19,204)	–	(19,204)

Balance, December 31, 2007	49,507,524	175,817	27,366	15,299	(96,131)	5,069	127,420
Exercise of stock options	269,432	3,242	–	(980)	–	–	2,262
Stock-based compensation	–	–	–	3,734	–	–	3,734
Share-based payment	30,000	386	–	–	–	–	386
Issue of common shares for cash, net of share issue costs	9,200,000	31,124	–	–	–	–	31,124
Net loss	–	–	–	–	(29,120)	–	(29,120)

Balance, December 31, 2008	59,006,956	210,569	27,366	18,053	(125,251)	5,069	135,806
Exercise of stock options	215,576	2,049	–	(952)	–	–	1,097
Exercise of warrants	500	2	–	–	–	–	2
Stock-based compensation	–	–	–	3,387	–	–	3,387
Issue of common shares for cash, net of share issue costs	6,550,000	60,013	–	–	–	–	60,013
Net loss	–	–	–	–	(4,319)	–	(4,319)

Balance, December 31, 2009	65,773,032	$272,633	$27,366	$20,488	$(129,570)	$5,069	$195,986

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd. – Annual Report 2009
35

Minefinders Corporation Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Cash provided by (used in):

Operations:
Net loss for the year	$(4,319)	$(29,120)	$(19,204)
Items not involving cash:
Amortization and depletion	10,401	292	560
Accretion of asset retirement obligation	160	124	101
Accretion of convertible notes discount	6,041	5,399	4,900
Unrealized foreign exchange loss (gain)	(1,461)	943	(5,606)
Stock option compensation	3,387	2,805	4,335
Other	161	13	(8)
Change in non-cash working capital balances:
Accounts receivable	47	6,165	(6,685)
Inventory	(10,329)	(10,936)	(1,558)
Prepaid expenses	(1,158)	(336)	135
Accounts payable and accrued liabilities	7,086	539	(30)
	10,016	(24,112)	(23,060)

Investments:
Mineral property, plant and equipment	(8,201)	(63,248)	(90,247)

Financing:
Net proceeds on issue of common shares	61,112	33,386	6,782
Net proceeds on issue of convertible notes	–	–	(142)
Drawdown of revolving credit facility	4,500	60,000	–
Repayment of revolving credit facility	(64,500)	–	–
	1,112	93,386	6,640

Effect of exchange rates on cash and cash equivalents	1,461	(943)	5,607

Increase (decrease) in cash and cash equivalents	4,388	5,083	(101,060)

Cash and cash equivalents, beginning of year	26,018	20,935	121,995

Cash and cash equivalents, end of year	$30,406	$26,018	$20,935

Supplementary information:
Interest paid	$5,882	$4,661	$4,367
Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant and equipment	1,372	145	355
Stock option compensation deferred to mineral property, plant and equipment	–	929	1,505
Share based payment	–	386	–

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd. – Annual Report 2009
36

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2009, 2008 and 2007

1	Nature of operations:

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the production and sale of gold and silver and the exploration, development, and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has completed the construction of its 100% owned Dolores gold and silver project in Mexico and commenced commercial production of gold and silver on May 1, 2009. In these financial statements, development costs, net of incidental revenues, incurred in the construction and commissioning of the Dolores Mine prior to the commencement of commercial production, have been capitalized to mineral property, plant and equipment.

The Company expects that revenues from production will finance the operation of the Company. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2	Changes in accounting policies:

Effective January 1, 2009, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) guidelines of Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Adoption of this standard had no effect on the consolidated financial statements.

3	Significant accounting policies:

(a)	Basis of presentation:

These financial statements are presented in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States, except as explained in note 13.

(b)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Minefinders S.A. de C.V., Compania Minera Dolores S. A. de C.V., Servicios Mineros Sierra S.A. de C.V., Servicios Operativos Sierra S.A. de C. V. (all in Mexico), MFL Metals Trading Ltd. (in Barbados) and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

Minefinders Corporation Ltd. – Annual Report 2009
37

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2009, 2008 and 2007

(c)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in the calculation of proven and probable reserves for the purposes of evaluating the impairment of mineral properties, depreciation, depletion and amortization, work in process inventory, costs associated with the reclamation and closing of mine operations (asset retirement obligations), stock-based compensation and future income taxes. Actual results could differ from those estimates.

(d)	Revenue:
Revenue from the sale of gold and silver is recognized when the quantity of metal sold and the sales price are fixed, title has passed to the buyer and collection is reasonably assured.

(e)	Inventory:

Supplies inventory includes the costs of consumables used in operations and is valued at the lower of average cost and net realizable value, with replacement costs being the typical measure of net realizable value.

Stockpiled ore is coarse ore that has been extracted from the mine and is available for further processing. Stockpiled ore is valued at the lower of average production cost and net realizable value. Cost of stockpiled ore includes the cost of mining the ore and associated depreciation and depletion. Costs are removed from stockpiled ore and added to work in process inventory when stockpiled ore is crushed based on the average cost per tonne stockpiled.

Work in process inventory, which includes crushed ore, ore on leach pads and material currently in the process of being converted to a saleable product (gold and silver doré), is valued at the lower of average production cost and net realizable value. Costs included in work in process inventory include mining and processing costs, including cost of stockpiled ore crushed, and associated depreciation and depletion. Costs are removed from work in process inventory as gold and silver doré is produced based on the average cost per contained recoverable ounce of gold and silver.

Finished goods inventory is metal available for sale and is valued at the lower of average production cost and net realizable value. The cost of finished goods inventory includes the average cost of work-in-procaess inventories incurred prior to refining plus applicable refining costs and associated royalties.

Write-downs of inventory are reported in current period costs. The Company may reverse a write-down in the event that there is a subsequent increase in the net realizable value of the inventory.

(f)	Cash and cash equivalents:
Cash and cash equivalents consist of cash and redeemable deposits with a maturity of ninety days or less at acquisition.

Minefinders Corporation Ltd. – Annual Report 2009
38

(g)	Mineral property, plant and equipment:

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

Mineral property acquisition and development costs and leach pads are amortized using the unit-of-production method based on estimated proven and probable recoverable reserves when commercial production begins. Plant and equipment, including mining equipment and other asset categories, are depreciated using the straight-line method over their estimated useful lives.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials (“stripping costs”) in order to access the ore body. During the development of a mine, stripping costs are capitalized to the related property and depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs are accounted for as variable production costs and included in the cost of inventory produced during the period except for stripping costs incurred to provide access to sources of reserves that will be produced in future periods and would not have otherwise been accessible, which are capitalized to the mineral property and depleted on a unit-of-production method over the reserves that directly benefit from the stripping activity.

Exploration expenditures incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred. Exploration expenditures, including exploratory drilling and related expenditures, incurred at a development or production stage mine are capitalized as mine development costs in the accounting period the expenditure is incurred when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration expenditures at these sites are expensed as incurred.

(h)	Impairment of long-lived assets:
The Company assesses the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets held for use are measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If the carrying value exceeds future undiscounted cash flows, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Minefinders Corporation Ltd. – Annual Report 2009
39

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2009, 2008 and 2007

(i)	Asset retirement obligations:

The Company may incur liabilities for costs associated with the eventual retirement of tangible long-lived assets (for example, mine reclamation costs). The liability for such costs exists from the time the legal obligation first arises. Such obligations are measured initially at their fair value using discounted present value methodology. The resulting amount is added to the cost of the related asset and to the Company’s liabilities, and adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest (“accretion”) inherent in the use of discounted present value methodology, and the accretion is charged to operations.

(j)	Stock-based compensation:

Compensation expense related to stock options is measured using the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model and is charged to operations over the vesting period of the options. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company estimates the expected forfeiture rate and only recognizes expense for those options expected to vest.

(k)	Income taxes:

The Company records future income taxes using the asset and liability method. The Company’s future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as the losses carried forward. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the benefit of the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(l)	Translation of foreign currencies:
The Company conducts business primarily in Canada, the United States and Mexico. The functional currency of the Company and its subsidiaries is the United States dollar. Transactions denominated in currencies other than the US dollar are translated into US dollars using the exchange rate in effect at the dates of the underlying transactions. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars using the exchange rate in effect at the balance sheet date. Gains or losses arising from this translation are included in the determination of net income or loss for the period.

Minefinders Corporation Ltd. – Annual Report 2009
40

(m)	Loss per share:

The Company follows the treasury stock method to calculate loss per common share. Under this method, the basic loss per share is calculated using the weighted average number of common shares outstanding during each period.

Shares issuable on exercise of stock options totaling 3,948,500 (2008 - 3,958,000; 2007 - 4,198,000), on conversion of the convertible notes totaling 7,812,500 (2008 - 7,812,500; 2007 - 7,812,500), and on conversion of share purchase warrants totaling 4,599,500 (2008 - 4,600,000; 2007 - nil) were not included in the computation of diluted loss per share because their effect would have been anti-dilutive.

(n)	Segmented information:

The Company has determined it has one business segment, the production of gold and silver and exploration and development of mineral properties. Corporate administration and functional departments are not considered separate operating segments. Production of gold and silver and exploration and development of mineral properties occurs principally in Mexico. Information on mineral property, plant and equipment by geographic area is disclosed in note 6.

(o)	Comparative figures:
Certain comparative figures have been reclassified to conform to current presentation.

(p)	Recently released Canadian accounting standards:

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented. The Company has identified mineral property, plant and equipment, future income taxes, asset retirement obligation, and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting. In addition, the Company is currently assessing the elections available under IFRS to determine the effect of each election to the Company. The Company expects to quantify the effects of the application of IFRS on the January 1, 2010 balance sheet during the first half of 2010.

4	Receivables:

Of the $4,219 in receivables (2008 - $4,266), $3,718 (2008 - $3,864) is value added tax (VAT) paid in Mexico on goods and services for the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities. $10,202 of VAT was refunded to the Company during 2009 (2008 -$17,001).

Minefinders Corporation Ltd. – Annual Report 2009
41

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2009, 2008 and 2007

5	Inventory:

	2009	2008

Supplies	$5,812	$3,261
Ore stockpiles	1,325	359
Work in process	18,488	8,465
Finished goods	140	409

	$25,765	$12,494

The operating expenses balance on the statement of operations is comprised of the following:

	2009		2008	2007

Mining costs	$17,105		$–	$–
Processing costs	14,595		–	–
General and administrative costs	10,335		–	–
Change in inventory	(249)		–	–

	$41,786	$	s–	$–

Amortization and depletion allocated to inventory is included in amortization and depletion expense in the statement of operations when related inventory is sold. For the year ended December 31, 2009, $10,221 of inventoried amortization and depletion (2008 - $nil, 2007 - $nil) has been charged to amortization and depletion expense on the statement of operations. There have been no write-downs of inventory during the year.

6	Mineral property, plant and equipment:

Net carrying costs at December 31, 2009 and 2008 are as follows:

2009	Mineral property acquisition costs	Development costs	Plant and equipment	Accumulated amortization	Total
Dolores Mine, Mexico	$9,675	$99,584	$131,131	$(23,041)	$217,349
Northern Sonora, Mexico	327	–	64	(45)	346
United States	98	–	236	(192)	142
Other	–	–	200	(163)	37
	$10,100	$99,584	$131,631	$(23,441)	$217,874

Minefinders Corporation Ltd. – Annual Report 2009
42

2008	Mineral property acquisition costs	Development costs	Plant and equipment	Accumulated amortization	Total
Dolores Mine, Mexico	$9,675	$100,941	$123,515	$(6,422)	$227,709
Northern Sonora, Mexico	327	–	62	(40)	349
United States	99	–	253	(210)	142
Other	–	–	194	(142)	52
	$10,101	$100,941	$124,024	$(6,814)	$228,252

Mineral properties, plant and equipment relate to the following:

(a)	Mexican properties:

(i)	Dolores Mine:

The Dolores Mine is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (NSR) royalties totaling 3.25% on gold and 2% on silver. Commercial production of gold and silver at the Dolores Mine commenced on May 1, 2009.

(ii)	Sonora properties:

The Company has a 100% interest in the mineral rights to 31 mineral concessions totaling 118,770 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $300, escalating each year. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

(b)	United States properties:
The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie property, located in Nevada. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

(c)	Capitalized stripping costs:
Development costs include capitalized stripping costs. The net carrying value and changes in the carrying value are as follows:

	2009	2008

Balance, beginning of period	$–	$–
Capitalized stripping costs incurred	2,942	–
Depletion	–	–

Balance, end of period	$2,942	$–

Minefinders Corporation Ltd. – Annual Report 2009
43

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2009, 2008 and 2007

7	Long-term debt:

	2009	2008
Convertible notes (a)	$71,405	$65,364
Scotia Capital revolving credit facility (b)	–	60,000
Balance of long-term debt	71,405	125,364
Less current portion (b)	–	10,000
	$71,405	$115,364

(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes, less $27,366 which is classified as equity, are classified as a liability. As a result, the carrying value of the note liability ($71,405) is lower than its face value. The $27,366 equity component represents the fair value of the conversion feature net of $993 in issue costs. The difference between the $71,405 (2008 - $65,364) carrying value and the face value of $85,000 is $13,595 (2008 - $19,636), and is characterized as the note discount. This difference is charged to operations and added to the liability over the term of the notes using an effective interest rate of 14.26%. The fair value of the debt component is $78,865 as at December 31, 2009 (2008 - $63,046) using a market rate of 8.5% (including a credit risk adjustment applicable to the Company).

Convertible notes, liability component	2009	2008
Balance, beginning of year	$65,364	$59,965
Accretion of debt discount for the year	6,041	5,399
Balance, end of year	$71,405	$65,364
Convertible notes, equity component	$27,366	$27,366

(b)

On December 19, 2007, the Company signed an agreement for a $50,000 revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (BNS). The facility is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. The facility is collateralized by a pledge of the Company’s shares in its subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $243,114 which is comprised of inventories and mineral property, plant and equipment at Dolores.

Minefinders Corporation Ltd. – Annual Report 2009
44

As at December 31, 2009, no amount (December 31, 2008 - $60,000) was outstanding on the credit facility.

8	Asset retirement obligation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2009 to be $3,445 (2008 - $1,913). The present value of the future reclamation obligation assumes a discount rate of 7.65%, an inflation rate of 2.5%, an undiscounted amount to settle the obligation of $9,317, and the commencement of reclamation activities in 13.5 years.

	2009	2008

Balance, beginning of year	$1,913	$1,644
Liabilities incurred in the year	1,372	145
Accretion expense	160	124

Balance, end of year	$3,445	$1,913

9	Shareholders equity:

At December 31, 2009, the Company had unlimited authorized common shares and 65,773,032 shares outstanding (December 31, 2008 - 59,006,956). All per share amounts below are in Canadian dollars which at December 31, 2009 is equivalent to 0.95320 US dollars.

In September, 2009, pursuant to an equity financing, the Company issued 6,200,000 common shares for net proceeds of $56,695. In October 2009, the underwriters exercised an over-allotment option for an additional 350,000 common shares for net proceeds of $3,318.

In December 2008, the Company issued 9,200,000 units at a price of CAD$4.35 per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company, at a price of CAD$5.00 per common share, on or before December 31, 2011.

(a)	Share purchase warrants:
As at December 31, 2009, 4,599,500 warrants (December 31, 2008 - 4,600,000) were outstanding and exercisable.

(b)	Stock options:

The number of shares available for grant under the Company’s stock option plan (the Plan) is 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price of an option may not be less than the closing trading price of the Company’s common shares on the last trading date immediately preceding the date on which the option is granted. At December 31, 2009, 754,479 shares were available for future grants under the Plan.

Minefinders Corporation Ltd. – Annual Report 2009
45

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2009, 2008 and 2007

	Number of options	Weighted average exercise price (CAD$)

Outstanding at December 31, 2006	4,497,000	$7.73
Granted	1,430,000	9.87
Cancelled	(40,000)	10.94
Exercised for cash	(1,224,000)	5.82
Exercised - cashless	(465,000)	5.53

Outstanding at December 31, 2007	4,198,000	9.26
Granted	765,000	10.65
Cancelled	(720,000)	10.74
Exercised for cash	(250,000)	9.12
Exercised - cashless	(35,000)	5.64

Outstanding at December 31, 2008	3,958,000	9.30
Granted	765,000	9.76
Cancelled	(100,000)	11.27
Exercised for cash	(149,500)	8.32
Exercised - cashless	(525,000)	8.74

Outstanding at December 31, 2009	3,948,500	$9.45

(b)

During the year ended December 31, 2009, 525,000 vested options were exercised by the holders in exchange for the issue of 66,076 common shares by way of a cashless stock option exercise. The Company accounted for the 458,924 shares not issued on exercise of the options as a deemed re-purchase of these shares at the market value on the date of exercise and recognized $688, being the excess of their carrying value over the deemed cost, as a credit to contributed surplus.

All options granted and outstanding as at December 31, 2009 were fully exercisable on the various grant dates.

At December 31, 2009, the following stock options were outstanding and exercisable.

	Exercise price
Number	(CAD$)	Expiry date

273,500	$ 5.64	July 12, 2010
930,000	9.00	May 15, 2011
80,000	8.76	November 1, 2011
5,000	10.94	January 19, 2012
95,000	12.46	March 12, 2012
1,075,000	9.57	September 5, 2012
60,000	11.10	February 7, 2013
665,000	10.58	May 7, 2013
765,000	9.76	May 7, 2013

3,948,500

Minefinders Corporation Ltd. – Annual Report 2009
46

(c)	Stock option compensation:

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted 765,000 options during the year ended December 31, 2009 (2008 - 765,000, 2007 - 1,430,000). The weighted average assumptions used in calculating the expense of options granted during the year were:

	2009	2008	2007

Risk-free rate	1.98%	3.43%	4.20%
Dividend yield	nil	nil	nil
Volatility factor of the expected market price of the Company’s common shares	67%	46%	47%
Weighted average expected life of the options (months)	47	55	54
Weighted average fair value per share	$5.04	$4.79	$4.43

Compensation expense for the period:
Charged to income	$3,387	$2,805	$4,335
Capitalized to mineral property, plant and equipment	–	929	1,505

	$3,387	$3,734	$5,840

Total stock-based compensation was credited to contributed surplus.

(d)	Capital management:

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. As at December 31, 2009 the Company is not subject to externally imposed capital requirements.

10	Financial instruments:

(a)	Financial assets and liabilities:

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, convertible notes and the outstanding balance, if any, on the revolving credit facility. Cash and cash equivalents are designated as held for trading and carried at fair value, with the unrealized gain or loss recorded in income. Accounts receivable are designated as loans and receivables, and accounts payable, convertible notes, and the credit facility are designated as other financial liabilities, and recorded at amortized cost.

Minefinders Corporation Ltd. – Annual Report 2009
47

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2009, 2008 and 2007

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity), such as non-corroborative indicative prices for a particular instrument provided by a third party.

Cash and cash equivalents are stated at fair value. The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments. The fair value of cash equivalents are classified within Level 1. There were no transfers between Level 1 and 2 or any transfers into or out of Level 3 during the year.

(b)	Financial instrument risk exposure and risk management:

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

(i)	Credit risk:

The Company is primarily exposed to credit risk on its cash and cash equivalents. Credit risk exposure is limited through maintaining its cash and equivalents with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Mexican government. The maximum exposure to credit risk is as follows:

	2009	2008
Cash and cash equivalents	$30,406	$26,018
Accounts receivable	4,219	4,266
	$34,625	$30,284

(ii)	Liquidity risk:

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the revolving credit facility. The Company believes that these sources, in addition to revenues earned at the Dolores Mine, will be sufficient to cover the expected short and long term cash requirements.

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48

In the normal course of business the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2009:

	Within 1 year	2 - 3 years	4 - 5 years	Over 5 years	2009 Total

Accounts payable and accrued liabilities	$9,378	$–	$–	$–	$9,378
Asset retirement obligation, non-discounted	–	–	–	9,317	9,317
Convertible notes	3,825	88,825	–	–	92,560
Minimum rental and lease payments	136	209	–	–	345

	$13,339	$89,034	$–	$9,317	$111,600

(iii)	Market risk:
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign currency risk:

The Company’s operations in Mexico, Canada and the United States create exposure to foreign currency fluctuations. Some of the Company’s operating expenditures are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s financial assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	December 31, 2009		December 31, 2008
	Financial assets	Financial liabilities	Financial assets	Financial liabilities

Canadian dollars	$7,537	$990	$22,340	$1,098
Mexican pesos	4,876	4,250	4,598	2,975

	$12,413	$5,240	$26,938	$4,073

Of the financial assets listed above, $7,500 (December 31, 2008 - $22,310) represents cash and cash equivalents held in Canadian dollars, and $383 (December 31, 2008 - $421) represents cash held in Mexican pesos. The remaining cash and cash equivalents are held in US dollars.

Minefinders Corporation Ltd. – Annual Report 2009
49

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2009, 2008 and 2007

As at December 31, 2009, with other variables unchanged, a 10% change in the US dollar against the Canadian dollar would change the loss for the year by $595. A 10% change in the US dollar against the Mexican peso would change the loss for the year by $145.

Interest rate risk:

With respect to financial assets, the Company’s practice is to invest cash in investment vehicles with floating rates of interest, and cash reserves are invested in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the fair value of cash equivalents.

With respect to financial liabilities, the convertible notes are not subject to interest rate risk given the fixed rate of 4.5% per annum. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The interest rate charged for the year was approximately 3.69%, and as no amount is outstanding on the facility there is no interest rate risk to the Company at December 31, 2009.

Commodity price risk:

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company does not engage in any hedging to reduce its exposure to commodity price risk.

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50

11	Income taxes:

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

	2009	2008

Future income tax assets:
Tax loss carry forward	$45,645	$49,691
Mineral properties, plant, equipment and deferred exploration costs	–	5,274
Financing costs	1,464	1,601
Asset retirement obligation	968	532
Unrealized foreign exchange	2,145	–
Convertible notes	–	870
Revolving credit facility	–	976
Total future income tax assets before valuation allowance	50,231	58,944
Valuation allowance established by management	(15,306)	(24,011)
Net future income tax assets, net of allowance	34,925	34,933

Future income tax liabilities:
Inventory	(5,965)	(2,585)
Mineral properties, plant, equipment and deferred exploration costs	(28,291)	(32,348)
Convertible notes	(669)	–
Net future income tax liabilities	(34,925)	(34,933)

	$–	$–

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

	2009	2008	2007

Benefit from net loss, at Canadian rates	$(1,244)	$(9,028)	$(6,572)
Effect of difference in foreign tax rates	(1,622)	324	619
Non-deductible expenses	3,675	2,381	1,210
Foreign exchange	3,829	–	–
Change in valuation allowance	(4,468)	6,323	4,743

Income tax expense for the year	$170	$–	$–

The Company establishes its valuation allowance based on projected future operations. When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance will be reflected in current income.

Minefinders Corporation Ltd. – Annual Report 2009
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Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2009, 2008 and 2007

The Company has approximately $21,142 (2008 - $71,300) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has tax losses in various jurisdictions of approximately $154,269 (2008 - $60,592) expiring in various amounts from 2010 to 2028.

12	Commitments:

The Company has entered into operating leases for office premises that provide for minimum lease payments. Minimum lease payments over the next five years are disclosed in note 10(b)(ii).

13	United States generally accepted accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. These principles differ in some respects from US GAAP. The effect of such differences on the Company's consolidated financial statements is set out below:

(a)	Mineral properties and start-up activities:

Under Canadian GAAP, acquisition costs are capitalized to mineral property, plant and equipment. Under US GAAP, these costs are expensed. Mineral property acquisition costs of $9,406, net of depletion of $270 (2008 - $9,676 and $nil, respectively), expensed under US GAAP remain capitalized for Canadian GAAP accounting purposes.

Under Canadian GAAP, pre-commercial operating costs, net of incidental revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these costs are expensed. As a result of this difference, the net loss under US GAAP for the year ended December 31, 2009 includes sales of $18,734 (2008 - $2,516, 2007- $nil)) and operating expenses of $15,745 (2008 - $6,953, 2007 - $nil) including amortization and depletion of $3,740 (2008 - $2,498, 2007 - $nil) which were deferred for Canadian GAAP until May 1, 2009. In addition, under Canadian GAAP the sales and operating expenses capitalized prior to commencement of commercial production are classified as cash flows provided by investing activities whereas under US GAAP these amounts are classified as cash flows provided by operating activities.

As at December 31, 2009, $1,418 of pre-commercial operating costs, net of incidental revenues, remains capitalized for Canadian GAAP purposes (December 31, 2008 - $4,437).

Under US GAAP, stripping costs incurred during the production phase of a mine are included in earnings in the period they are incurred. Under the Company’s Canadian GAAP accounting policy, these costs are capitalized to the mineral property in certain circumstances and depleted on a units of production basis over the reserves that directly benefit from stripping activity. Therefore, additions to the deferred stripping cost balance capitalized under Canadian GAAP are charged to earnings as incurred for US GAAP. For the year ended December 31, 2009, $2,942 (2008 - $nil) of stripping costs which were capitalized under Canadian GAAP, were expensed under US GAAP. In addition, under Canadian GAAP the stripping costs are classified as cash flows used in investing activities whereas under US GAAP these amounts are classified as cash flows used in operating activities.

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(b)	Convertible notes:

Effective January 1, 2009, for US GAAP purposes, the Company adopted a new accounting standard related to accounting for convertible debt instruments that may be settled in cash upon conversion which applies to the Company’s convertible notes. The new accounting standard requires that the proceeds from the issue of certain convertible instruments be allocated between the liability component and the embedded conversion option in a manner that reflects interest cost at the interest rate of similar nonconvertible debt. To allocate the proceeds in this manner, the Company is required to first determine the carrying amount of the liability component based on the fair value of a similar liability (excluding the embedded conversion option). The difference between the proceeds and the fair value of the liability is then ascribed to the embedded conversion option and recognized in equity. The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component is reported as a debt discount and subsequently amortized as interest cost over the instrument’s expected life using the effective interest method.

The new accounting standard has been retrospectively applied to prior periods for US GAAP purposes. Prior period amounts have been restated. As a result, for US GAAP purposes at December 31, 2008, the convertible note liability decreased by $18,215, the equity portion of convertible notes increased by $27,366, the deficit increased by $804, mineral property, plant and equipment increased by $8,921, and deferred financing costs decreased by $574. In addition, the net loss for the year ended December 31, 2008 decreased by $668 (2007 - $663).

As a result of the retrospective adoption of the new accounting standard, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for convertible notes for the periods presented, except for $947 (2008 - $1,421) of issue costs, net of amortization, attributable to the liability component of the convertible notes that are included in the carrying value of the liability under Canadian GAAP and are included in assets under US GAAP.

(c)	Interest expense:

Under Canadian GAAP, the Company has elected to expense the accretion on the convertible note discount and the interest on the convertible notes and revolving credit facility to earnings whereas under US GAAP interest incurred prior to commercial production, which commenced on October 1, 2008 for US GAAP purposes, is capitalized to development costs. As a result, for US GAAP purposes, mineral property, plant and equipment has been increased by $16,159 (2008 - $16,904) and amortization for the year ended December 31, 2009 would have been higher by $745 (2008 - $nil, 2007 - $nil). In addition, under Canadian GAAP interest on the convertible notes and revolving credit facility is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities prior to commencement of commercial production.

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Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2009, 2008 and 2007

(d)	Warrants:

Under Canadian GAAP, outstanding share purchase warrants are classified and accounted for as equity. Effective January 1, 2009, for US GAAP purposes, the Company adopted a new accounting interpretation which addresses the determination of whether an equity linked financial instrument or embedded feature that has all of the characteristics of a derivative under other authoritative US GAAP accounting literature is indexed to an entity’s own stock and would therefore not be accounted for as a derivative instrument.

The Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Accordingly, for US GAAP purposes, the warrants are classified and accounted for as a financial liability at their fair value with changes in fair value being included in net earnings.

The new accounting guidance has been applied to warrants outstanding as of January 1, 2009 with the cumulative effect of adoption recognized as an adjustment to opening retained earnings for US GAAP purposes. Prior period comparative amounts have not been restated. As a result, for US GAAP purposes at January 1, 2009, the deficit increased by $2,745, a derivative liability of $9,034 was recorded and the original warrant amount included in equity of $6,289 was reversed. For the year ended December 31, 2009, the mark-to-market loss was $16,132. The fair value of the warrants of $25,166 as at December 31, 2009, is based on the quoted market value of these warrants, and is classified in Level 1 of the fair value hierarchy.

(e)	Stock option compensation:

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. All options outstanding at December 31, 2009 are fully vested. Under US GAAP, stock-based compensation expensed for the period would be classified in general and administrative expenses.

The total intrinsic value of options exercised during the year ended December 31, 2009 was $624 (2008 - $684, 2007 - $11,624). The total intrinsic value and weighted average contractual term of vested options at December 31, 2009 is $5,420 and 3 years, respectively.

Minefinders Corporation Ltd. – Annual Report 2009
54

(f)	The effect of the above on the financial statements for the year ended December 31 is as follows:

	2009	2008	2007
Statements of Operations and Deficit		(as adjusted – note 13(b))

Net loss per Canadian GAAP	$(4,319)	$(29,120)	$(19,204)
Adjustments related to:
Start-up activities (a)	2,989	(4,437)	–
Amortization of start-up activities (a)	30	–	–
Amortization of mineral property costs (a)	270	–	–
Deferred stripping (a)	(2,942)	–	–
Capitalized interest and accretion of convertible notes (c)	–	7,142	8,239
Amortization of capitalized interest (c)	(745)	–	–
Mark-to-market gain (loss) on warrants (d)	(16,132)	–	–
	(16,530)	2,705	8,239

Net loss and comprehensive loss per US GAAP	$(20,849)	$(26,415)	$(10,965)

Net loss per share, basic and diluted	$(0.34)	$(0.53)	$(0.23)

		December 31,
		2008
	December 31,	(as adjusted
Balance Sheets	2009	- note 13(b))

Assets per Canadian GAAP	$280,214	$271,822
Adjustments related to:
Mineral property costs (a)	(9,406)	(9,676)
Start-up activities (a)	(1,418)	(4,437)
Deferred Stripping (a)	(2,942)	–
Capitalized interest and accretion of convertible notes (c)	16,159	16,904
Convertible note issue costs (b)	947	1,421
	3,340	4,212

Assets per US GAAP	$283,554	$276,034

Liabilities per Canadian GAAP	$84,228	$136,016
Adjustments related to:
Convertible note issue costs (b)	947	1,421
Warrants (d)	25,166	–
	26,113	1,421

Liabilities per US GAAP	$110,341	$137,437

Minefinders Corporation Ltd. – Annual Report 2009
55

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2009, 2008 and 2007

		December 31,
		2008
	December 31,	(as adjusted
Balance Sheets	2009	- note 13(b))

Shareholders’ equity per Canadian GAAP	$195,986	$135,806
Adjustments related to:
Mineral property costs (a)	(9,406)	(9,676)
Start-up activities (a)	(1,418)	(4,437)
Deferred stripping (a)	(2,942)	–
Capitalized interest and accretion of convertible notes (c)	16,159	16,904
Warrants (d)	(25,166)	–
	(22,773)	2,791

Shareholders’ equity per US GAAP	$173,213	$138,597

(g)	Income taxes:

The Company recognizes tax positions if it is more likely than not that the tax position will be sustained upon examination by taxing authorities based on the technical merits of the position. The Company measures a tax position at the largest amount of benefit that is greater than 50 percent likely of being received upon settlement.

US GAAP requires that interest expense and penalties related to unrecognized tax benefits be recognized in the statement of operations. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, the amounts will be classified as income tax expense.

The Company files income tax returns in Canada, the United States, Barbados, and Mexico. Years ranging from 2002 through 2009, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008

Balance as at December 31, 2008	$–	$–
Increase based tax positions related to current year	1,312	–
Decrease relating to settlement with tax authorities	–	–
Decrease relating to lapse of applicable statutory limitations	–	–

Balance as at December 31, 2009	$1,312	$–

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowance against the related deferred tax assets.

The Company has not recognized interest accrued related to the unrecognized tax benefits as the Company does not expect to pay taxes currently on this amount due to available loss carry forward amounts in the relevant jurisdictions.

Minefinders Corporation Ltd. – Annual Report 2009
56

(h)	New accounting pronouncements:

On July 1, 2009, the FASB launched its Accounting Standards Codification (ASC). Pursuant to FASB Statement No. 168, The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, the ASC is the sole source of authoritative US GAAP for interim and annual periods ending after September 15, 2009, except for rules and interpretive releases of the Securities and Exchange Commission which are also sources of authoritative GAAP for the Company.

The FASB has a new accounting standard related to business combinations which provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The new standard is effective for the Company on January 1, 2009. The adoption of this statement had no effect on the consolidated financial statements.

The FASB has issued a new accounting standard related to non-controlling interests in consolidated financial statements which establishes accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. For presentation and disclosure purposes, the new standard requires non-controlling interests to be classified as a separate component of shareholders’ equity. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements.

The FASB has issued new accounting standards related to disclosures about derivative instruments and hedging activities which revises disclosure requirements for derivative instruments and hedging activities. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements.

The FASB has issued a new accounting standard related to recognition and presentation of other-than-temporary investments which amends previous impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities. The new standard is effective for interim periods ending after June 15, 2009. The adoption of this standard had no effect on the consolidated financial statements.

The FASB has issued a new accounting standard related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not ordinary which provides additional guidance for estimating fair value when the level of activity for the asset or liability has decreased. The adoption of this standard had no effect on the consolidated financial statements.

Minefinders Corporation Ltd. – Annual Report 2009
57

Minefinders Corporation Ltd. – Annual Report 2009
58

CORPORATE INFORMATION

BOARD OF DIRECTORS	CORPORATE OFFICE

Mark H. Bailey	Suite 2288
James M. Dawson	1177 West Hastings Street
H. Leo King	Vancouver, British Columbia V6E 2K3
Robert L. Leclerc	Telephone: 604-687-6263
Anthonie Luteijn
EXPLORATION OFFICE
OFFICERS
Suite 9, 9475 Double R Boulevard
Mark H. Bailey	Reno, Nevada 89521
President and Chief Executive Officer	Telephone: 775-851-2202

Robert L. Leclerc	REGISTRAR AND TRANSFER AGENT
Chairman
Computershare Investor Services Inc.
Gregg Bush	100 University Avenue, 9th Floor
Vice President, Operations and Chief Operating Officer	Toronto, Ontario M5J 2Y1
Toll Free: 1-800-564-6253
Tench C. Page	www.computershare.com/service
Vice President, Exploration
BANKERS
Greg D. Smith
Vice President, Finance and Chief Financial Officer	HSBC Bank Canada
Vancouver, British Columbia
Lois-Ann L. Brodrick
Corporate Secretary	AUDITORS

INVESTOR RELATIONS	KPMG LLP
Vancouver, British Columbia
Mike Wills
Corporate Communications	STOCK EXCHANGE LISTINGS
Toll Free: 1-866-687-6263
www.minefinders.com	Toronto Stock Exchange: Symbol MFL
NYSE Amex: Symbol MFN
LEGAL COUNSEL
ANNUAL MEETING
Stikeman Elliott LLP
Vancouver, British Columbia	The Annual Meeting of Shareholders will be
held at 2:30 p.m. on Wednesday, May 19, 2010
Harris & Thompson	at the Renaissance Vancouver Hotel Harbourside,
Reno, Nevada	1133 West Hastings Street,
Vancouver, British Columbia
Baker & McKenzie Mexico, S.C.
Chihuahua, Chihuahua, México

2288-1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

Investor Relations:
866.687.6263 Toll Free
www.minefinders.com

Printed in Canada